Exhibit 99.3

PRESS RELEASE
Aya Gold & Silver Surpasses Nameplate Milling Capacity at Zgounder Silver Mine’s New Processing Plant

Montreal, Quebec, January 23, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce that it has reached and surpassed the nameplate milling capacity at its 100% owned Zgounder Mine located in the Kingdom of Morocco.
The new plant began processing ore on November 4th, 2024. The first silver pour was achieved on November 27th, with commercial production reached on December 29th, less than two months after the new plant began processing the first ore.
Over a consecutive 30-day period ending on January 20th, 2025, the new plant processed a total of 65,990 tonnes (“t”) of ore, an average of 2,200 tonnes per day (“tpd”), and equivalent to 110% of nameplate capacity. Processing rates averaged 96 tonnes per hour (“tph”), at 96% availability. Silver recovery was 85%.
Between January 11th and January 20th, mill throughput averaged 2,239 tpd, with mill availability and silver recovery at 98% and 89%, respectively. Recovery improved consistently as processing parameters were adjusted and grade fed to the plant increased.
As of January 18th, the flotation plant slurry was successfully integrated into the new plant’s leaching circuit. Since then, the combined processing rate of both plants has averaged over 2,900 tpd with a recovery rate exceeding 90%. This integration enables the exclusive production of silver doré, eliminating the previous mix of silver concentrate and doré, increasing the payable value of silver produced.
In the coming months, the goal is to stabilize the combined processing rate at Zgounder above 3,000 tpd while maintaining or exceeding the recovery rate of 89% determined in the feasibility study.
Soutex, a Canadian consulting firm specializing in mineral processing and metallurgy, recently conducted a study analyzing the time required to ramp up mineral processing plants from the first ore in the mill to achieving nameplate capacity (Figure 1). The study identified the new Zgounder plant as delivering amongst the quickest ramp-up performance to nameplate capacity, showcasing the robustness of the plant.

“I am proud to announce the ramp-up of the new plant at Aya’s expanded Zgounder mine, where we are now operating above nameplate capacity just weeks after achieving commercial production,” commented President & CEO Benoit La Salle. “The performance of the now integrated operations at Zgounder reflects the exceptional expertise and commitment of the Aya team and sets the stage for strong production performance in 2025.”

Figure 1 – The dataset below was compiled by Soutex and shows the ramp up time for Zgounder’s new plant to reach design capacity, which is the shortest (tied with another project) compared to 100+ other mineral processing plants. Database from Rollins and Lam (2017) [1] in comparison with Soutex’s experience [2].

DB (R&L)
Soutex DB
Nb of Quarter to design capacity
Throughput (t/day)
0
2
4
6
8
10
12
14
16
18
500
5000
50000

[1] Rollins, D. and W. Lam. Ramp-ups: What to expect when expecting a new mine. RBC Markets Precious Metals and Minerals. September 17th, 2017.
[2] Bouffard, D., A. Berton, S. Gariépy and D. Roy. Plant Commissioning: overcoming challenges and ensuring success. 57th Annual Canadian Mineral Processors Operators Conference, 2025, Ottawa, Canada.

Raphaël Beaudoin, P.Eng., Vice President, Operations of the Company, is a Qualified Person as defined by NI 43-101. Mr. Beaudoin has reviewed the technical information in this news release and approves the written disclosure contained herein.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources. Aya’s Moroccan mining assets are complemented by its Tijirit Gold Project in Mauritania, which, subject to the announcement of September 12, 2024, will be developed by Mx2 Mining, a new spinout gold-growth company.
Aya’s management team has been focused on maximising shareholder value by anchoring sustainability at the heart of its operations, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com.
Or contact

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management’s expectations regarding Aya’s future growth, business prospects and other opportunities. Wherever possible, words and expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to words such as “increase”, “goal”, “maintain”, “exceed”, “continued up”, and other statements and information with respect to Aya’s capacity to stabilize the combined processing rate at Zgounder above 3,000 tpd while maintaining or exceeding the recovery rate of 89%, its capacity to deliver continued operational performance, its capacity to reach short term and long term objectives, the capacity to generate future cash flows and to ramp up its activities. Although the forward-looking information contained in this press release reflect management’s current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the new plant’s operation according to expectations and specifications, ramp up of activities continuing as planned, the EPC contractor meeting its contractual obligations, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), the price of silver, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including reliance on one EPC provider and its subcontractors in the Zgounder expansion project, government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver gold and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya’s 2023 Annual Information Form dated March 28, 2024, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.